Paul*Hastings*

Paul, Hastings, Janofsky & Walker LLP
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(212) 318-6311
scottsaks@paulhastings.com

November 7, 2007

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mailstop: Room 3628

Re: Hoya Corporation (File No. 082-34801) – Amendment to Application for Exemption Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen,

On behalf of Hoya Corporation, a Japanese corporation (the "Company"), we hereby furnish this letter to the U.S. Securities and Exchange Commission (the "Commission") as an amendment to the letter furnished to you on June 17, 2004 (the "Initial Application") regarding the Company's application for an exemption from Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) under the Exchange Act. The Initial Application was approved, and the Company has been submitting documentation related thereto to the Commission under File No. 082-34801.

We note that Rule 12g3-2 under the Exchange Act has recently been amended to permit, among other things, a foreign private issuer that has obtained or will obtain the exemption under Rule 12g3-2(b) of the Exchange Act to publish the information required by Rule 12g3-2(b)(1)(iii) of the Exchange Act on its Internet Web site, rather than furnish that information to the Commission, as long as it complies with the English translation requirements provided in Rule 12g3-2(e) of the Exchange Act. In order to benefit from this amendment, we are providing the address of the Company's Internet Web site, which is www.hoya.co.jp. A link to the English index appears on the home page, and can be reached directly at www.hoya.co.jp/english/index.cfm.

All information and documents contained or referenced herein or subsequently furnished to the Commission or published on the Company's Internet Web site pursuant to Rule 12g3-2(f) under the Exchange Act, are furnished on behalf of the Company under Rule 12g3-2(b)(1) under the Exchange Act, with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

11/14

In the event of any questions or requests for additional information please do not hesitate to contact the undersigned at Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, NY 10022, telephone (212) 318-6311, or my colleague Sarah Whittington at Paul, Hastings, Janofsky & Walker (Europe) LLP, 96 boulevard Haussmann, Paris, France 75008, telephone 011 33 1 42 99 04 09.

Kindly acknowledge your receipt of this letter by stamping the enclosed receipt copy of this letter and returning the same using the enclosed return envelope.

Very truly yours,

Scott R. Saks
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc : Naoji Ito, Manager of Corporate Communications, Hoya Corporation
Howard Cheng, Esq., Paul, Hastings, Janofsky & Walker LLP
Sarah Whittington, Esq., Paul, Hastings, Janofsky & Walker (Europe) LLP

END